SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-6B-2
Certificate of Notification

        Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) or U-47 or U-52, adopted under the Public Utility Holding Company Act of 1935, as amended.

Certificate is filed by:

NATIONAL FUEL GAS COMPANY ("NFG")
NATIONAL FUEL GAS SUPPLY CORPORATION ("NFGSC")
SENECA RESOURCES CORPORATION ("SENECA")
HIGHLAND FOREST RESOURCES, INC.("HIGHLAND")
LEIDY HUB, INC. ("LEIDY")
DATA-TRACK ACCOUNT SERVICES, INC. ("DATA TRACK")
NATIONAL FUEL RESOURCES, INC. ("NFR")
HORIZON ENERGY DEVELOPMENT, INC. ("HORIZON")
SENECA INDEPENDENCE PIPELINE COMPANY ("SIP")
NIAGARA INDEPENDENCE MARKETING COMPANY ("NIAGARA")
UPSTATE ENERGY INC. ("UPSTATE")
HORIZON POWER, INC. ("POWER")
HORIZON ENERGY DEVELOPMENT B.V. ("HORIZON B.V.")

        This certificate constitutes notice that the above named companies have, during the quarter ended March 31, 2003, issued, renewed or guaranteed the securities or instruments described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the specific subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.     Type of securities or instruments:    Seven types:

Security A:	Loans to and contributions by non-utility subsidiaries made through the National Fuel Gas Company Money Pool, operated in accordance with the Money Pool agreement filed in SEC File No. 70-10074;
Security B:	Demand Notes issued by Horizon
Security C:	Demand Notes issued by Horizon B.V.
Security D:	Demand Notes issued by Power
Security E:	Promissory Note issued by Seneca
Security F:	Promissory Note issued by Supply
Security G:	Promissory Note issued by Highland

Securities E, F and G were issued in conjunction with NFG's issuance of Notes on February 18, 2003 pursuant to the Order of the Securities and Exchange Commission, dated November 12, 2002, in SEC File No. 70-10074.

2.     Issue, renewal or guaranty:

Security A: issue
Security B: issue
Security C: issue
Security D: issue
Security E: issue
Security F: issue
Security G: issue

3.     Principal amount of each security:

Security A:	See Exhibit A for detail of loans from and contributions to the Money Pool.
Security B:	See Exhibit B
Security C:	See Exhibit C
Security D:	See Exhibit D
Security E:	$100 million
Security F:	$30 million
Security G:	$30 million

4.     Rate of interest per annum of each security:

Security A:	See Exhibit A
Security B:	See Exhibit B
Security C:	See Exhibit C
Security D:	See Exhibit D
Security E:	5.35%
Security F:	5.35%
Security G:	5.35%

5.     Date of issue, renewal or guaranty of each security:

Security A:	See Exhibit A (all transactions were made pursuant to the system's current Money Pool Agreement dated March 23, 1998 as amended)
Security B:	See Exhibit B
Security C:	See Exhibit C
Security D:	See Exhibit D
Security E:	February 18, 2003
Security F:	February 18, 2003
Security G:	February 18, 2003

6.     If renewal of security, give date of original issue: Not applicable

7.     Date of maturity of each security:

Security A: Demand Loans
Security B: Demand Loans
Security C: Demand Loans
Security D: Demand Loans
Security E: March 1, 2013
Security F: March 1, 2013
Security G: March 1, 2013

8.     Name of the person to whom each security was issued, renewed or guaranteed:

Security A:	Not applicable (loans to and contributions by non-utility participants of the system's Money Pool)
Security B:	NFG
Security C:	Horizon
Security D:	NFG
Security E:	NFG
Security F:	NFG
Security G:	NFG

9.     Collateral given with each security, if any:
Security A:	None
Security B:	None
Security C:	None
Security D:	None
Security E:	various property of issuer
Security F:	various property of issuer
Security G:	various property of issuer

10.     Consideration received for each security: Cash

Security A:	See Exhibit A
Security B:	See Exhibit B
Security C:	See Exhibit C
Security D:	See Exhibit D
Security E:	$100 million
Security F:	$30 million
Security G:	$30 million

11.	Application of proceeds of each security: General business purposes and, additionally, in the case of Securities E, F and G, reduction of short-term indebtedness or discharge of higher-cost indebtedness.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

a.	the provisions contained in the first sentence of Section 6(b):
b.	the provisions contained in the fourth sentence of Section 6(b):
c.	the provisions contained in any rule of the Commission other than Rule U-48: X

13.	If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding: Not applicable.

14.	If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52.

SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Form to be signed on their behalf by the undersigned thereunto duly authorized.

NATIONAL FUEL GAS COMPANY
By: /s/ P. C. Ackerman
P. C. Ackerman
Chairman, President & CEO

SENECA RESOURCES CORPORATION
By: /s/ J. A. Beck
J. A. Beck
President

NATIONAL FUEL GAS SUPPLY CORPORATION
By: /s/ D. J. Seeley
D. J. Seeley
President

NATIONAL FUEL RESOURCES, INC.
By: /s/ D. L. DeCarolis
D. L. DeCarolis
Vice President and Secretary

HORIZON ENERGY DEVELOPMENT, INC.
By: /s/ P. C. Ackerman
P. C. Ackerman
President

HIGHLAND FOREST RESOURCES, INC.
By: /s/ J. A. Beck
J. A. Beck
President

DATA-TRACK ACCOUNT SERVICES, INC.
By: /s/ P. C. Ackerman
P. C. Ackerman
President

LEIDY HUB, INC.
By: /s/ W. E. DeForest
W. E. DeForest
President

SENECA INDEPENDENCE PIPELINE COMPANY
By: /s/ W. E. DeForest
W. E. DeForest
President, Secretary & Treasurer

NIAGARA INDEPENDENCE PIPELINE COMPANY
By: /s/ T. L. Atkins
T. L. Atkins
Treasurer

UPSTATE ENERGY INC.
By: /s/ T. L. Atkins
T. L. Atkins
Treasurer

HORIZON POWER, INC.
By: /s/ B. H. Hale
B. H. Hale
President

HORIZON ENERGY DEVELOPMENT B.V.
By: /s/ B. H. Hale
B. H. Hale
Managing Director

Date:     May 30, 2003

Company Key

Names Used In
Company	Schedules For This Report
National Fuel Gas Company	NFG
National Fuel Gas Distribution Corporation	NFGDC
National Fuel Gas Supply Corporation	NFGSC
Seneca Resources Corporation	Seneca
Horizon Energy Development, Inc.	Horizon
Data-Track Account Services, Inc.	Data Track
Highland Forest Resources, Inc.	Highland
National Fuel Resources, Inc.	NFR
Leidy Hub, Inc.	Leidy
Seneca Independence Pipeline Company	SIP
Upstate Energy Inc.	Upstate
Horizon Energy Development B.V.	Horizon B.V.
Horizon Power, Inc.	Power